UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

  _____________________

Report of Foreign Private Issuer

Pursuant to Rule 27a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December, 2022

Commission File Number: 001-38376

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Central Puerto S.A.
(Exact name of registrant as specified in its charter)

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Port Central S.A.

(Translation of registrant’s name into English)

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Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐     No ☒

 CENTRAL PUERTO S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: December 27, 2022	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact

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BUENOS AIRES, December 27, 2022

COMISIÓN NACIONAL DE VALORES

Deputy Management of Issuing Companies

25 de Mayo 175

City of Buenos Aires

To Issuance Companies

BOLSAS Y MERCADOS ARGENTINOS S.A.

Sarmiento 299

City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO

San Martin 344

City of Buenos Aires

Subject: Material news

Dear Mr./Mrs.,

It is pleasure to contact you in my capacity of Head of Market Relations of Central Puerto S.A. (the “Company”) so as to inform that today Proener S.A.U. (“Proener”), affiliate controlled by the Company, acquired 100% of the share capital and votes of Forestal Argentina S.A. and Masisa Forestal S.A.

As it is known to the public, the Company is analyzing investment alternatives aligned to the global tendency to develop innovative projects aimed at improving environmental performance of companies and at contributing to the decarbonization global objectives. The inclusion of these additional activities will allow the Company to explore new models aimed at the commitment of reducing its operations’ impact on the environment.

In this regard, today, Proener entered into a shares sale and purchase contract with Masisa S.A. and Masisa Overseas S.A. (jointly, “Masisa”), one of the main companies in the region that produces and trades MDF and MDP dashboards and other products derived from wood. Through such contract, Masisa sold Proener the total shares of its Argentine affiliates Forestal Argentina S.A. and Masisa Forestal S.A., which hold the forestal assets Masisa had in the country, which consist of 72,000 hectares approximately in the provinces of Entre Ríos and Corrientes, in which 43,000 hectares approximately are planted with eucalyptus and pine tree. The transaction price amounts to US$69,364,162.

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina

Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

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The Company considers this acquisition presents a big opportunity for expansion and diversification, aligned to its commitment to reduce the impact on the environment.

Leonardo Marinaro Head of Market Relations CENTRAL PUERTO S.A.

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina

Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

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